EXHIBIT 99.8
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                              SINOVAC BIOTECH LTD.
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      HAS RECEIVED A FURTHER US $1.2 MILLION IN GOVERNMENT RESEARCH FUNDING
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                                FOR SARS VACCINE
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BEIJING, 20 July, 2004 - Sinovac Biotech Ltd.  ("Sinovac") (NASD OTC-BB:  SNVBF)
announced that Sinovac has received a further US $1.2 million in research funding from the Chinese state government for its inactivated SARS vaccine development program. To date, this brings the total amount of government support for Sinovac's SARS vaccine program to US $2.2 million. It is expected that funding of Sinovac's SARS vaccine development program will continue to be supported by the Chinese government.

Management of Sinovac believes that because of its low-cost advantage in China, a significantly larger budget would be required in the United States or Europe to conduct similar research and development to that being conducted by Sinovac in China.

The Chinese State Drug Administration, the SFDA, has stated that it is fast-tracking the drug approval process for Sinovac's potential SARS vaccine. Based on the regular drug approval process in China, it would take between 3 to 5 years for a SARS vaccine to receive final commercial approval. However, with fast-tracking the process, it could take as little as 1 to 2 years. Furthermore, it is still possible for the SARS vaccine to be urgently approved for use in the event of further SARS outbreaks, especially after a successful completion of the Phase I SARS vaccine clinical trial. An urgently expedited Chinese inoculation program would first target the following groups: 1) medical workers all over China; and 2) the population in a particular outbreak area, such as Beijing (about 13.8 million people), Guangdong Province (about 86.4 million people), or Hong Kong (about 6.71 million people).

The ultimate aim of the vaccine will be to provoke the body's immune system into action, so that it can destroy the SARS virus if infected.

The threat of a new, widespread SARS outbreak would likely have a devastating impact on the economies of many nations, when many economies are just now building strength. The importance and need to develop an effective SARS vaccine is a paramount concern for world health authorities. The greatest impact of SARS on the health and economy of a single nation was felt in China, where there were 349 fatalities and 5,327 infections in the epidemic of 2002/3. Indeed, SARS originally emerged in south China's Guangdong province at the end of 2002. The virus eventually struck 32 countries, infecting some 8,000 people and killing close to 800 before subsiding in the summer of 2003. The SARS global outbreak of 2003 was contained; however, it is expected that the disease could re-emerge in an annual cycle similar to the common flu.

ABOUT SINOVAC BIOTECH LTD.
--------------------------

Sinovac    Biotech   Ltd.    specializes    in   the   research,    development,
commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza and "SARS".

Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for Hepatitis A. Sinovac is the first and currently the only company in the world to have commenced human clinical trials for a vaccine to prevent SARS.


For further information please refer to the Company's filings with the SEC at www.sec.gov or refer to Sinovac's website at www.sinovac.com.
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Contact: Sinovac Investor Relations at (888) 888 8312 or (604) 684-5990 or email to info@sinovac.com.
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT




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INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.